

May 31, 2012

David P. Glatz
K&L Gates LLP
70 W. Madison St.
Suite 3100
Chicago, IL 60602

Re: Nuveen Preferred and Income Term Fund
        File Numbers: 333-181125; 811-22699

Dear Mr. Glatz:

        We have reviewed the registration statement on Form N-2 for the fund named above (the "Fund"), filed on May 3, 2012. The filing was made for the purpose of registering Common Shares of the Fund. Based on our review of the registration statement, we have the following comments. The captions used below correspond to the captions the Fund uses in its registration statement. Please note, however, that the comments we give in one section are applicable to other sections of the registration statement that contain similar disclosure, unless otherwise indicated.

PROSPECTUS

Cover Page

1. Please disclose the amount of shares being offered on this page. See Item 1.c. of Form N-2.

2. The second sentence of the first paragraph under "No Prior History" states that "[s]hares of closed-end investment companies frequently trade at a discount from their net asset value." Please explain the risk of loss this creates for investors purchasing shares in the initial public offering. See Item 1.i. of Form N-2.

Prospectus Summary (Pages 1 – 16)

3. The second sentence of the first paragraph under "Fund Strategies" on page 2 states that "[t]he Fund's portfolio will be actively managed, seeking to capitalize on <u>historically wide</u> preferred credit spreads (the difference between current yields on preferred securities and U.S. Treasury bonds and other fixed-income benchmarks) currently available in the market" (emphasis added). Please disclose in this section what the preferred credit spread has been historically, including the period(s) over which you are measuring it.

4. On page 2 under "Fund Strategies" or "Portfolio Contents" please disclose whether the Fund has a maturity strategy for its investment in debt securities, and if so, please disclose what that strategy is.

5. Pages 2 and 3 contain sub-headings for "Fund Strategies", "Portfolio Contents", and "Investment Policies". Please explain to us the distinction between the information under each sub-heading.

6. The last sentence of the first paragraph after the bullet points under "Investment Policies" on page 4 states that the Board "may change a policy without a shareholder vote." Please clarify in this section that the Fund's policy to invest at least 80% of its Managed Assets in preferred and other income producing securities may not be changed without 60 days' prior notice.

7. The last sentence of the third paragraph under "Leverage" on page 6 states that "[t]he Fund's effective leverage will not exceed 38% of Managed Assets." Please explain to us how this is consistent with Section 18(a) of the Investment Company Act of 1940.

8. Will any distributions made by the Fund be a return of capital? If so, please state this fact in the section entitled "Distributions" on pages 7-8. Please also explain in this section that a return of capital reduces the shareholder's tax basis, which will result in higher taxes when the shareholder sells his shares. Also note that this may cause the shareholder to pay taxes even if he sells his shares for less than he originally bought them for.

The Fund's Investments (Pages 18 – 26)

9. The second sentence of the first paragraph under "Investment Policies" on page 23 states that "[t]he Fund may invest in investment companies that are advised by Nuveen Fund Advisors or its affiliates to the extent permitted by applicable law and/or pursuant to exemptive relief from the SEC." Please disclose in this section whether the company intends to apply for, has applied for, or has been granted any such exemptive relief. If the company has applied for or intends to apply for such exemptive relief, please disclose in this section that there is no guarantee that any such relief will be granted.

Risks (Pages 29 – 39)

10. The first sentence of the first paragraph under "Concentration Risk" on page 30 states that "[t]he Fund <u>may</u> invest at least 25% of its Managed Assets in preferred securities of financial services companies" (emphasis added). Please disclose in this section that the Fund will invest at least 25% of its Managed Assets in preferred securities of financial services companies or disclose the specific circumstances in which the Fund will invest more than 25% of its Managed Assets in such securities. <u>See, e.g.</u>, The First Australia Fund, Inc., 1999 SEC No-Act. LEXIS 661 (July 29, 1999).

Certain Provisions in the Declaration of Trust and By-laws (Pages 48 – 50)

11. The sixth sentence of the first paragraph under "Anti-takeover Provisions" on page 49 states that "the Declaration requires a vote by holders of at least two-thirds of the Common Shares and, if issued, preferred shares, voting together as a single class, except as described below, to authorize . . . (5) a removal of trustees by shareholders, and then only for cause." Please clarify in this section that this requirement will not be applicable to replace a trustee at the end of his or her term or when required by the Investment Company Act of 1940.

STATEMENT OF ADDITIONAL INFORMATION

Investment Restrictions (Pages 5 – 6)

12. Investment restriction number 1 on page 5 states that the Fund will not issue senior securities, "except as permitted by the 1940 Act." Similarly, Investment Restrictions 2 and 7 on page 5 state that the Fund will not borrow money or make loans, "except as permitted by the 1940 Act and exemptive orders granted under the 1940 Act." Footnotes attached to each such investment restriction summarize the requirements of the 1940 Act. Please disclose in this section whether the company intends to apply for, has applied for, or has been granted any such exemptive relief. If the company has applied for or intends to apply for such exemptive relief, please disclose in this section that there is no guarantee that any such relief will be granted.

13. Investment restriction number 4 on page 5 states that the Fund may not "[i]nvest more than 25% of its total assets in securities of issuers in any one industry other than the financial services industry provided, however, that such limitation shall not apply to obligations issued or guaranteed by the United States Government or by its agencies or instrumentalities." Please disclose in this section that the Fund will invest at least 25% of its Managed Assets in preferred securities of financial services companies or disclose the specific circumstances in which the Fund will invest more than 25% of its Managed Assets in such securities. See, e.g., The First Australia Fund, Inc., 1999 SEC No-Act. LEXIS 661 (July 29, 1999).

Portfolio Composition (Pages 7 – 30)

14. The second to last sentence of the first paragraph under "Below Investment Grade Securities" states that "[i]n the case of below investment grade securities structured as zero coupon or payment-in-kind securities, their market prices will normally be affected to a greater extent by interest rate changes, and therefore tend to be more volatile than securities which pay interest currently and in cash." Will the Fund be invested in zero coupon bonds and original issue discount ("OID") instruments? If so, please disclose that fact in this section (and in the prospectus, if it will be a principal investment strategy). Please also disclose the following risks created by investing in OID instruments.

   a) The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with them. Investors in the Fund share the risks and rewards of OID and market discount. These risks, however, are not shared by the adviser, who in the case of payment-in-kind loans, collects higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund should any of these loans prove ultimately uncollectible.

b) OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral;

c) OID instruments generally represent a significantly higher credit risk than coupon loans.

d) OID income received by the Fund may create uncertainty about the source of the Fund's cash distributions. For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds. Thus, although a distribution of OID or market discount interest comes from the cash invested by the shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

e) In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

f) OID and market discount instruments create the risk of non-refundable cash payments to the adviser based on non-cash accruals that ultimately may not be realized.

g) In the case of payment-in-kind debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the base management fee at a compounding rate, while generating investment income and increasing the incentive fee at a compounding rate. In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

h) OID and market discount instruments create the risk of non-refundable cash payments to the adviser based on non-cash accruals that ultimately may not be realized.

*   *   *   *   *   *

You are reminded that the burden of full and fair disclosure rests with each registrant, its counsel, and others engaged in the preparation of the registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Notwithstanding our comments, please furnish a letter with respect to the Fund acknowledging that:

the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filings;

the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statements as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment for the Fund. Please respond to all comment letters in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

Any questions you may have regarding the above-referenced filings or this letter may be directed to the undersigned at (202) 551-6773.

Sincerely yours,

Kieran G. Brown
Senior Counsel